SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 01, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

Extract of the Minutes of the Board of Directors’ Meeting,
Held on February 27, 2007

On the 27th of February, 2007, at 10:00 a.m., in Brasil Telecom Participações S.A.’s (“BTP” or “Company”) headquarters, at SIA SUL – ASP, Lote D, Bloco B. in the city of Brasília, Federal District, Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Kevin Michael Altit, Elemér André Suranyi and Ricardo Ferraz Torres, Board of Directors’ members, deliberated, unanimously, the following matters: The summoning of BTP’s Ordinary and Extraordinary General Shareholders’ Meeting; (A) Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 10, 3:00 p.m., to deliberate on the following matters: Ordinary General Shareholders’ Meeting: (i) Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2006; (ii) Make a resolution on the Destination of the Company’s Results and the Distribution of Dividends; (iii) Elect the effective and alternate members of the Fiscal Council, setting the individual compensation of its members; (iv) Elect the effective and alternate members of the Board of Directors; and (v) Make a resolution regarding the election of the election of the Chairman and Vice-Chairman of the Company’s Board of Directors; Extraordinary General Shareholders’ Meeting: (i) Set the global amount for the compensation of the Company’s management. And (B) Extraordinary General Shareholders’ Meeting to be held on April 10, 2007, 5:30 p.m., to deliberate on the following matters: Extraordinary General Shareholders’ Meeting: (i) Make a resolution regarding the review of BTP’s ByLaws, according to the Senior Management’s Proposal, as well as to authorize its consolidation. The Company’s Audit Plan and the organizational structure. Brasil Telecom Participações S.A.’s Board of Directors also approved: The revision of BTP’s By-laws, according to the Management’s proposal; the Company’s Management Report, Management’s Accounts and the Financial Statements associated to the fiscal year ended on December 31, 2006; the Destination of the Company’s Results and the Distribution of Dividends associated to the fiscal year ended on December 31, 2006; the proposal for the global amount for the compensation of the Company’s management, to be submitted to the General Shareholders’ Meeting. I hereby certify that the deliberations abovementioned were extracted from the Minutes of the Board of Directors’ Meeting, contained in the Company’s Book of Minutes of the Board of Directors’ Meetings.

Brasília, February 28, 2007.

Darwin Corrêa
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.